UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

COWEN INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

223622606

(CUSIP Number)

CV Legacy Holdings, LLC (f/k/a ConvergEx Holdings, LLC)

c/o GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

July 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 223622606

(1)	Names of reporting persons CV Legacy Holdings, LLC (f/k/a ConvergEx Holdings, LLC)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,086,444
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,086,444

(11)	Aggregate amount beneficially owned by each reporting person 1,086,444
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.7%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 223622606

(1)	Names of reporting persons GTCR CV Legacy Holdings, LLC (f/k/a GTCR Convergex Holdings LLC)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,086,444
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,086,444

(11)	Aggregate amount beneficially owned by each reporting person 1,086,444
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.7%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2017 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) The following information is as of the date hereof and assumes there are 29,517,261 shares of Common Stock outstanding.

CV Legacy Holdings, LLC (f/k/a ConvergEx Holdings, LLC) (“Holdings”) is the direct beneficial owner of 1,086,444 shares of Common Stock, or approximately 3.7% of the Common Stock outstanding as of the date of this Statement.

GTCR CV Legacy Holdings, LLC (f/k/a GTCR Convergex Holdings LLC) (“CH LLC”), by virtue of it being the managing member of Holdings, is the indirect beneficial owner of 1,086,444 shares of Common Stock, or approximately 3.7% of the Common Stock outstanding as of the date of this statement.

Each of GTCR Fund VIII AIV, L.P., a Delaware limited partnership (“Fund VIII”), GTCR/ConvergEx Splitter L.P., a Delaware limited partnership (“CS LP”) and GTCR Co-Invest II, L.P., a Delaware limited partnership (“Co-Invest II”) hold member units in Holdings. GTCR Partners VIII, L.P. (“GP VIII LP”) is the sole general partner of each of Fund VIII and CS LP. GTCR Golder Rauner II, L.L.C., a Delaware limited liability company (“GTCR”) is the sole general partner of each of Co-Invest II and GP VIII LP.

Decisions of the investment committee of GTCR with respect to the voting and disposition of the shares of the Common Stock are made by a vote of a majority of its members, and, as a result, no single member of the investment committee has voting or dispositive authority over such shares. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen and Sean L. Cunningham are each principals and Messrs. Benjamin J. Daverman and Lawrence C. Fey are each managing directors of GTCR LLC, which provides management services to GTCR, and each disclaims beneficial ownership of the shares held by GTCR, except to the extent of his pecuniary interest in such shares. The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 1,086,444 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in clause (a) above, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

(e) On July 10, 2018, Holdings made an in-kind pro rata distribution of 1,329,892 shares of Common Stock for no consideration to its members. As a result of these distributions, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

On May 31, 2017 (the “Closing Date”), the Issuer, ConvergEx, Cowen CV Acquisition LLC, an indirect wholly-owned subsidiary of the Issuer (“Cowen CVA”), Holdings and GTCR consummated the sale (the “Sale”) contemplated by the Securities Purchase Agreement dated as of April 3, 2017 (the “SPA”) whereby ConvergEx was sold to the Issuer. On June 5, 2017, Holdings received 2,416,336 shares (the “Sale Shares”) of Common Stock as stock consideration, which number of shares may be adjusted pursuant to certain purchase price adjustments and the indemnification obligations of the parties to the SPA. This summary is qualified in its entirety by reference to the text of the SPA, attached hereto as Exhibit 2 and incorporated by reference.

Holdings, Cowen CVA and Wilmington Trust N.A., as escrow agent (the “Escrow Agent”), are parties to an escrow agreement, dated as of the Closing Date, entered into in connection with the Sale. An aggregate number of approximately 745,942 shares of Common Stock (the “Escrow Shares”) were deposited into the escrow fund which may be used for certain purchase price adjustments or to satisfy certain general indemnification obligations and tax indemnity claims under the SPA. On the date that is (i) promptly after the final resolution of any purchase price adjustment, in the case of purchase price adjustments, (ii) December 31, 2019, in the case of general indemnification obligations (excluding one-third of such amount, which is to be dispersed one year after the Closing Date) and (iii) the Tax Indemnity Release Date (as defined in the Escrow Agreement), in the case of tax indemnity claims, the Escrow Agent will deliver the appropriate direction letter to the Issuer’s transfer agent with instructions to transfer the applicable amount of Escrow Shares to Holdings. For purposes of Section 13(d) of the Exchange Act, the Escrow Agent exercises voting and dispositive power over the Escrow Shares. This summary is qualified in its entirety by reference to the text of the Escrow Agreement, attached hereto as Exhibit 3 and incorporated by reference.

On June 2, 2017, in anticipation of the Sale, Holdings redeemed the 41.6% ownership interest (the “Ownership Percentage”) in Holdings that was, immediately prior to such redemption, held by Agency Brokerage Holding LLC, a Delaware limited liability company (“ABH”) in exchange for consideration as agreed between Holdings and ABH. A portion of such consideration is in the form of a note (the “Promissory Note”), the face amount of which is equal to the product of the Sale Shares multiplied by the Ownership Percentage multiplied by the closing price of the Shares on June 1, 2017 of $51.15 per Share. Holdings and ABH have agreed to adjust such consideration in the future based on the value at which Holdings subsequently sells Shares of the Issuer that Holdings received in connection with the Sale relative to the June 1, 2017 closing price of $51.15 per Share. Such adjustment will be effected pursuant to the terms of an equity total return swap, dated, June 2, 2017 (the “TRS”). As of June 2, 2017, the TRS relates to the Sale Shares. Pursuant to the TRS, amounts will be owing between Holdings and ABH based on the differential between $51.15 and the net price per share that Holdings receives in connection with any future sale of Shares (or, in the case of any shares that Holdings continues to own as of June 2, 2020, the scheduled maturity date of the TRS, a price per Share based on the volume-weighted average price per Share during a 10 trading day period following June 2, 2020), in each case as relates to the Ownership Percentage of the number of Shares sold in any such sale. To the extent such differential is positive, Holdings will pay to ABH such amount, and, to the extent such differential is negative, ABH will pay to Holdings the absolute value of such amount, such payments to be made on the second business day following the applicable sale of Shares (each such date referred to under the TRS as a Cash Settlement Payment Date). The aggregate number of shares covered by the TRS will be reduced in connection with each sale of Shares by Holdings during the term of the TRS, with each such reduction effective as of the date of such sale. In addition, under the TRS, ABH will pay to Holdings for each day that the TRS is outstanding, a fixed amount of 5.00% per annum multiplied by the number of shares to which the TRS relates as of such date, divided by 360 (such amount to be compounded annually and paid on each Cash Settlement Payment Date), and Holdings will pay to ABH all dividends, if any, received by Holdings (other than any dividend made in additional Shares or other equity interests). ABH does not receive any voting rights with respect to the Shares under the TRS. This summary is qualified in its entirety by reference to the text of the Confirmation of Equity Total Return Swap attached hereto as Exhibit 4 and incorporated herein by reference.

On July 10 2018, Holdings and ABH entered into an agreement whereby (i) Holdings will pay in cash to ABH the aggregate amount of net proceeds per share to be received by Holdings in exchange for its sale of 1,005,656 shares of Common Stock, (ii) each of the swap arrangements pursuant to and relating to the TRS terminated with no further force or effect and (iii) effective immediately upon the sale of all of the 1,005,656 shares of Common Stock and the payment of the net proceeds from such sale to ABH, all liabilities, obligations and indebtedness owing by Holdings to ABH pursuant to or in connection with the Promissory Note will be deemed repaid in full, the Promissory Note will be terminated in its entirety and all liens and security interests securing or relating to the Promissory Note will be fully released and terminated. Holdings intends to sell its 1,005,656 shares of Common Stock referenced in the foregoing clause (i) in due course based on market conditions.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of July 13, 2018.

Exhibit 2	Securities Purchase Agreement by and among Holdings, ConvergEx, CH LLC, Cowen CV and Cowen Group, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2017 (File No. 001-34516)).

Exhibit 3	Escrow Agreement by and among Holdings, Cowen CVA and the Escrow Agent (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the SEC on June 12, 2017)

Exhibit 4	Confirmation of Equity Total Return Swap (incorporated by reference to Exhibit 4 to the Schedule 13D filed with the SEC on June 12, 2017)

Exhibit 5	Agreement by and between CV Legacy Holdings, LLC (f/k/a ConvergEx Holdings, LLC) and Agency Brokerage Holding LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2018

CV LEGACY HOLDINGS, LLC (f/k/a CONVERGEX HOLDINGS, LLC)

By:	/s/ KJ McConnell
Name:	KJ McConnell
Its:	Secretary and Assistant Treasurer

GTCR CV LEGACY HOLDINGS, LLC (f/k/a GTCR CONVERGEX HOLDINGS LLC)

By:	/s/ KJ McConnell
Name:	KJ McConnell
Its:	Secretary and Assistant Treasurer

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: July 13, 2018

CV LEGACY HOLDINGS, LLC (f/k/a CONVERGEX HOLDINGS, LLC)

By:	/s/ KJ McConnell
Name:	KJ McConnell
Its:	Secretary and Assistant Treasurer

GTCR CV LEGACY HOLDINGS, LLC (f/k/a GTCR CONVERGEX HOLDINGS LLC)

By:	/s/ KJ McConnell
Name:	KJ McConnell
Its:	Secretary and Assistant Treasurer